Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Date: October 2, 2018

On October 2, 2018, Select Income REIT provided the following supplemental disclosure to potential purchasers of its common shares of beneficial interest, par value $.01 per share, being offered for sale by Government Properties Income Trust:

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated October 2, 2018

Registration No. 333-227661

Supplementing the Preliminary

Prospectus Supplement dated October 2, 2018

and Prospectus dated October 2, 2018

Select Income REIT

The following supplemental disclosure is being provided to potential purchasers of common shares of beneficial interest, par value $.01 per share, of Select Income REIT, or we, us, our or the issuer. Capitalized terms used herein without definition have the meanings ascribed to them in the preliminary prospectus supplement dated October 2, 2018:

As a condition to the closing of the Merger, we have agreed that we will, subject to the satisfaction or waiver of certain conditions, declare and, at least one business day prior to the Merger, pay, the ILPT Distribution. The characterization of this distribution will not be ultimately determined until after the close of the taxable year in which the ILPT Distribution has occurred. However, assuming that the ILPT Distribution occured October 2, 2018 and that the price of the ILPT common shares when distributed is approximately the same as today, then it is expected that approximately 50% of our cash and other distributions for all of 2018 (including the ILPT Distribution) will be a nontaxable return of capital, and the balance will largely be a capital gain dividend with only 5% of the total distribution comprising an ordinary REIT dividend.  Nontaxable returns of capital are generally nontaxable to both U.S. and non-U.S. shareholders, while capital gain dividends are generally nontaxable to non-U.S. shareholders and taxable at preferential rates to U.S. shareholders; nevertheless, because withholding rates and policies are complex and very dependent upon the discretion of applicable withholding agents, withholding may apply to our cash and other distributions (including the ILPT Distribution) in excess of the substantive tax liability applicable to such distributions, and the applicable shareholder may have to claim a refund from the U.S. Internal Revenue Service to receive the overwithheld amounts.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ISSUER FREE WRITING PROSPECTUS CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING WITH RESPECT TO THE EXPECTED TAX TREATMENT OF THE ILPT DISTRIBUTION.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN OUR ANNUAL REPORT AND OUR PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 2, 2018, IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

The issuer has filed a registration statement (including a prospectus dated October 2, 2018 and a preliminary prospectus supplement dated October 2, 2018) with the SEC for the offering to which this communication relates. The information in this free writing prospectus supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Financial information presented in, or incorporated by reference into, the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or by email at dg.prospectus_requests@baml.com; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.